Filed by Calix, Inc.

Commission File No. 001-34674

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Occam Networks, Inc.

Commission File No. 001-33069

This filing relates to the proposed acquisition by Calix, Inc., a Delaware corporation (“Calix”), of Occam Networks, Inc., a Delaware corporation (“Occam Networks”), pursuant to the terms of that certain Agreement and Plan of Merger and Reorganization, dated as of September 16, 2010, by and among Calix, Ocean Sub I, Inc., Ocean Sub II, LLC and Occam Networks.

Conference Call Transcript

CALX - Q3 2010 Calix, Inc. Earnings Conference Call

OCTOBER 21, 2010 / 08:30 PM GMT

CORPORATE PARTICIPANTS

Denis Quinlan

Calix, Inc. - General Counsel

Carl Russo

Calix, Inc. - President, CEO

Kelyn Brannon

Calix, Inc. - EVP, CFO

CONFERENCE CALL PARTICIPANTS

George Notter

Jefferies & Co. - Analyst

Blair King

Avondale Partners - Analyst

Ehud Gelblum

Morgan Stanley - Analyst

Simona Jankowski

Goldman Sachs - Analyst

Nikos Theodosopoulos

UBS - Analyst

Todd Koffman

Raymond James & Associates - Analyst

PRESENTATION

Operator

Thank you for joining the Calix Third Quarter 2010 Earnings Conference Call. I will be your operator for today. At this time, all participants are in a listen-only mode. Later, we will conduct a question and answer session.

(Operator Instructions)

I would now like to turn the floor over to Mr. Denis Quinlan, General Counsel for Calix. Mr. Quinlan?

Denis Quinlan - Calix, Inc. - General Counsel

Thank you, Operator, and good afternoon, everyone. This conference call contains forward-looking statements, which are statements regarding future events, including, but not limited to, the future business and financial performance of the Company and our expectations of revenue, gross margins, stock-based compensation and earnings per share and our proposed acquisition of Occam Networks. These forward-looking statements are made pursuant to the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995.

You are cautioned not to place undue reliance on these forward-looking statements, which are based on management’s expectations, estimates, and judgment and current trends and market conditions and involve risks and uncertainties that may cause actual results to differ materially from those contained in these forward-looking statements. More information about potential factors that could affect the Company’s business, results of operations, and financial condition is contained in the Company’s periodic reports, including the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 26, 2010, available at www.sec.gov.

All forward-looking statements are made as of the date of this conference call, and, except as required by law, we do not intend and undertake no duty to update this information to reflect new information, future events, or circumstances, or otherwise. Although this call may be replayed as of a later date, its continued availability does not indicate that we are reaffirming or confirming any of the information contained in the live conference call today.

In addition, on this conference call, we will be discussing GAAP and non-GAAP results. These non-GAAP measures exclude certain non-cash charges and benefits, including stock-based compensation expense, amortization of acquisition related intangible assets, changes in the fair value of preferred stock warrants, preferred stock dividends, and acquisition related costs, as we do not consider these items to be part of the Company’s ongoing operating activities or meaningful in evaluating the Company’s financial performance. To help you better understand our results, we have included a detailed reconciliation between our GAAP and the non-GAAP results in our earnings press release.

This conference call will be available for audio replay in the investor relations section of the Calix website at investor-relations.calix.com. In addition, our earnings press release has been posted to our website. I’d now like to turn the call over to Calix President and CEO, Carl Russo. Carl?

Carl Russo - Calix, Inc. - President, CEO

Thank you, Denis. Good afternoon, everyone, and welcome to our earnings conference call for the third quarter, 2010. Joining me on the call today is Kelyn Brannon, our Executive Vice President and Chief Financial Officer. I will provide a brief overview of the business and marketplace and then turn the call over to Kelyn to walk through the financials in detail. After that, I will come back to summarize and take questions.

Our third quarter results were ahead of our expectations and demonstrated continued strong growth in our business. Revenues for Q3 2010 were up 27%, year over year, to $75.5 million. This resulted in a non-GAAP net profit for the quarter of $5.8 million.

Our financial results reflected both a market and macroeconomic environment that was improved over the third quarter of 2009. Broadband demand among our customers’ subscribers remained strong, and communications service providers continued to pull Fiber Forward in their networks. Calix continued to innovate in the third quarter across our Unified Access portfolio, which, in turn, fueled deployment momentum and customer adoption.

Last quarter we announced that our EXA Powered E7 Ethernet Service Access Platform had been deployed in over 100 customers in only its second quarter of availability, making it the fastest adopted Calix platform in the Company’s history. I am proud to report the E7 continued its momentum in Q3 and is now deployed in over 150 networks across North America, Latin America, and the Caribbean. One noteworthy item — the E7 has been selected in 17 of our 18 announced Broadband Stimulus projects.

Also, during our Q2 call, we highlighted our expanding deployments of Release 7.0 for the EXA powered C7 Multiservice Access Platform. Q3 saw continued deployment expansion, as many of our customers have now upgraded to Release 7.0 and gained significant operational efficiencies by transforming their networks from TDM, ATM, and SONET to natively switched Ethernet services delivery.

During the third quarter, we also continued to introduce a number of exciting new solutions across our Unified Access portfolio. At the customer premises, we introduced our first indoor ONT, the 716GE-I - expanding our already industry leading portfolio of optical network terminals. This is the first released ONT in a family of indoor units that stands highly differentiated from the rest of the industry, with features such as GPON and Active Ethernet auto-detect capabilities, full line rate gigabit Ethernet support, the ability to operate in a wide temperature range, all delivering the enhanced deployment flexibility that our customers require.

We introduced the E3 family of sealed Ethernet Service Access Nodes for deployment at remote nodes and in MDUs. Optimized for delivering new high bandwidth services from this increasingly strategic point of deployment in the access network, the E3-12C was the first of this family to be brought to market and immediately set a new standard of flexibility in deploying combo VDSL2 services in low line count and hard-to-reach areas of the network.

For the central office and remote terminal locations, we introduced two powerful new solutions. In the C7, we launched our first EXA Powered VDSL2 card, bringing very high-speed broadband services over copper to our customers. Supporting 24 ports on each card and ADSL2+ fallback, this new card is a slot-for-slot, port-for-port replacement option for existing ADSL2+ line cards and brings industry leading VDSL2 density to the C7. We also launched a powerful new high density line card on the E7, the GE 24, which uses CSFP technology, to bring industry leading density to the Calix Active Ethernet solution.

In addition to these new hardware solutions, we also introduced significant new software enhancements to our Ethernet Business Solutions portfolio. A new software release enabled active Ethernet support across our entire ONT portfolio and added PWE3 pseudowire T1 circuit emulation capabilities to business ONTs as well.

These new solutions all further our “Fiber Forward” strategy, which was emphasized by a major milestone announcement, the shipping of our one millionth fiber access port. Clearly, our customers are seeing the value of pulling “Fiber Forward” in their networks, and this milestone, as well as the new solutions introduced during the quarter, reinforce our beliefs that the Unified Access approach and taking a long-term architectural view of the access infrastructure is the best way for our customers and for Calix to build strategic value.

With that, I will turn the call over to Kelyn Brannon, who will provide details on our Q3 2010 financial performance. Kelyn?

Kelyn Brannon - Calix, Inc. - EVP, CFO

Thank you, Carl, and good afternoon, everyone. I’ll walk through our unaudited statement of operation and compare the third quarter ended September 25, 2010, to the third quarter of 2009. After that, I’ll briefly discuss the balance sheet.

Unless otherwise indicated, I will be discussing non-GAAP financial measures. A reconciliation of GAAP results to non-GAAP is provided in our earnings release. To arrive at non-GAAP results, we adjust for non-cash expenses, which include stock-based compensation, amortization of intangible assets, changes in the fair market value of preferred stock warrants, preferred stock dividends, and acquisition related costs.

The acquisition related costs are associated with our effort to acquire Occam Networks. We believe the acquisition of Occam Networks, pending Occam stockholder and regulatory approval, will close in the fourth quarter of 2010 or the first quarter of 2011.

Revenue for the third quarter came in at $75.5 million, an increase of 26.7% from the $59.6 million reported in the third quarter of 2009. The increase this quarter over the year ago quarter reflects an improved macroeconomic environment. As we have done in the past, we recognized additional revenue in the quarter, as planned, from an order that was booked in Q2 2008.

Non-GAAP gross margin for the third quarter was 40.9%, which represents an improvement of 290 basis points, from 38% in the year ago quarter. This improvement was primarily due to cost reductions in raw materials, product and customer mix, and leveraging our fixed costs over our higher revenue base.

As mentioned in the past, our midterm target for gross margin is 42%. With that said, our long-term goal is to improve overall gross margin, but on a quarter to quarter basis, we would expect our gross margin to fluctuate. Please be mindful that any one quarter can run ahead or behind that midterm target.

Turning to operating expenses, non-GAAP R&D spending was $12.5 million for the third quarter of 2010, an increase from the $11.4 million in the corresponding period of 2009. The increase, compared to the prior year quarter, is primarily due to increases in payroll and related costs. In September, 2010, we transitioned our outsourced development activities in China from a third party contractor to a newly opened Calix wholly owned development center in Nanjing, China. We plan to continue investing in new products and to innovate in our development organization in 2010.

Non-GAAP sales and marketing spending was $9.1 million for the third quarter of 2010, an increase from $8.1 million in the corresponding period of 2009. The increase in 2010 is primarily the result of an increase in payroll and associated costs related to higher headcount.

Non-GAAP G&A spending was $3.5 million for the third quarter of 2010, an increase from $2.7 million in the corresponding period of 2009. The increase over 2009 was driven by an increase in payroll and associated costs related to increased headcount, professional services expenses, and increases in insurance for our directors and officers.

Non-GAAP operating income for the third quarter of 2010 was $5.8 million, as compared to income of $0.5 million in the corresponding period of 2009. Non-GAAP operating income excludes acquisition related costs of $2.1 million, recorded in the third quarter of 2010, related to our effort to acquire Occam Networks.

We expect that we will continue to incur acquisition related costs associated with the Occam merger through the fourth quarter of 2010 or the first quarter of 2011, depending on when the acquisition is complete. Given our federal net operating loss carry forwards in excess of $380 million, we do not anticipate incurring meaningful income tax expenses for the foreseeable future.

Adjusting for these items and assuming the conversion of preferred stock to common stock, as of the beginning of the period, non-GAAP net income for the third quarter was $5.8 million, or fully diluted earnings of $0.15 per share, compared with a non-GAAP net loss of $0.6 million, or a loss of $0.02 per share, in Q3 of 2009.

Turning to the balance sheet, at September 25, 2010, cash and marketable securities was $109.2 million, an increase of $7.3 million from the $101.9 million at June 26, 2010. Net accounts receivable decreased by $2.7 million, sequentially, from Q2 2010, as a result of the strong cash collections we experienced in Q3 of 2010.

Average DSOs on accounts receivable were 37 at the end of Q3 versus 62 in the year ago quarter. Inventories were $24.9 million, yielding inventory turns of six, as compared to eight in Q3 of 2009. We began building inventories during the third quarter in anticipation of increased shipments in the fourth quarter of 2010.

Deferred revenue was $28.5 million, a decrease of $9.3 million over the prior quarter. As previously mentioned, we recognized additional revenue in the quarter, as planned, from an order that was booked in Q2 of 2008. This action was the primary driver for the sequential decrease in our deferred revenue in the third quarter of 2010.

With respect to our cash from operations, depreciation was $1.3 million, and amortization of intangible assets was $1.5 million for the third quarter of 2010. The amortization of acquired intangibles related to our acquisition of OSI will expire in early February, 2011.

As we stated in our Q2 earnings call, we are seeing a gradual return to more normal seasonality, and, as such, we expect Q4 revenue to range between $85 million to $93 million. We expect a non-GAAP EPS range of between $0.18 per share to $0.22 per share, calculated on a fully diluted, weighted average shares for the quarter of approximately 41.1 million. We expect the basic weighted share count to be approximately 38.4 million shares. In this guidance, we are anticipating a nominal tax benefit for 2010. For Q4, we expect stock-based comp to be approximately $7.5 million to $8 million. And with that, I’ll turn the call back over to Carl.

Carl Russo - Calix, Inc. - President, CEO

Thank you, Kelyn. As you’ve just heard, we executed well in Q3, and we believe we are well positioned to execute in the quarters ahead. We believe that consumer and business demand for bandwidth hungry services continues to expand at an accelerating rate, much faster than the network’s ability to meet this demand. Thus, we have a special urgency to execute on our vision of a Unified Access Infrastructure, so that our customers may be best positioned to meet this demand and win in the marketplace.

As you’ve seen through our financial results, as well as our press releases throughout the quarter, Calix continues to see increased momentum in every segment of our business, whether product, customer, geography, or new market, as well as deeper penetration of our existing customers. I am proud to announce, in Q3, we reached another milestone, as Calix welcomed its 600th communications service provider customer.

Before I turn it over to Q&A, I would like to specifically discuss five areas that we suspect may be front of mind. First, I would like to discuss Calix’s opportunity at Frontier Communications. As we discussed on last quarter’s call, our longtime customer, Frontier, recently acquired approximately 4.2 million Verizon access lines, more than doubling its size, in terms of subscriber lines served.

We also discussed last quarter that we had begun our efforts to deploy our products into these newly acquired networks immediately after the close of the acquisition on July 1. We are pleased with our progress to date and are working diligently to complete integration as soon as possible. In the meantime, our business with Frontier continues to grow, and many of our new products announced earlier are either in final testing or approved for first office applications in their network. We look forward to continuing to expand our business at this valuable customer and help them to meet their expanded subscriber demands.

Second, I would like to give a brief update on the potential CenturyLink and Qwest combination. We continue to be encouraged by the progress that we are making at both companies. As we mentioned last quarter, we continue to believe that our long-term view of industry evolution and the transformation of the access network aligns closely with the vision of this combined entity. We are excited by the CenturyLink and Qwest combination, and we will continue to work diligently with the teams from both companies, as we intend to earn their business one day at a time.

Third, I would like to give you a brief update on Broadband Stimulus. As of September 30, 2010, the awards portion of the Broadband Stimulus Program came to an end, with over 550 awards issued between the Broadband Initiatives Program and the Broadband Technology Opportunities Program, amounting to over $8 billion in grants, loans, and private investment.

Building on our momentum, Q3 demonstrated continued success for Calix in securing vendor selections for Stimulus awards. To date, Calix has announced that it has been awarded the access business for 18 different Broadband Stimulus award projects, whose aggregate project funding value is $210 million, of which broadband access is just a portion of that total. Since our last update in July, Calix has doubled the number of wins and total award value.

Calix customers have shown broad interest in the Stimulus awards program, and our Unified Access portfolio is well suited to a significant portion of what we refer to as first mile projects and to some middle mile projects as well. Broadband Stimulus vendor selection is now in full swing, and we are encouraged that the vast majority of the projects awarded to date have been for fiber access. However, the selection process is slow, and timing is still uncertain.

One noteworthy item is we have seen clear indications that the vast majority of the contracts related to these awards will include access equipment purchases and installation, and as such, the timing of revenue recognition will likely be later than most may have assumed.

Fourth, on September 16, Calix announced its intent to acquire Occam Networks for $171 million in stock and cash. The transaction, which we expect to close in late Q4 of 2010 or early Q1 of 2011, is subject to Occam stockholder approval and regulatory clearance. We are excited about the potential benefits of this acquisition to both customers and stockholders. The key benefit of the acquisition is acceleration. We believe that this acquisition will allow us to accelerate our Unified Access vision by speeding product innovations and expanding our Unified Access portfolio.

Closely related, we also believe that this acquisition will allow us to accelerate our customers’ success through a broader portfolio deployment option and enhanced alignment with our customers, both from a technology and a business perspective. Post transaction, we expect the combined organization will operate on an entirely new level, with an enhanced global footprint, a combined customer base of over 800 customers, and over $400 million in revenue in 2011. We believe this transaction to be one of those rare circumstances, where an acquisition is both strategic and accretive, and most importantly, the right thing to do for our customers.

Lastly, I’d like to address the press release issued this week announcing Cox Communications’ use of Calix fiber access solution, specifically, the E7 and 700GX ONTs, to address their growing small and medium sized business demand. Cox Communications, the third largest MSO in North America and the fourth largest provider of business Ethernet services in the United States, has been a Calix customer since 2008.

As we’ve said, we see the network topologies of all communications service providers converging over time to a common network topology, IP services, delivered over Ethernet, across a fiber or wireless infrastructure. We believe that Cox’s decision to deploy Calix fiber access solutions in many of its markets is a validation of this view that reinforces our Unified Access vision and provides a powerful example of our opportunities among MSOs.

Q3 marked a quarter of strong execution and solid results for Calix. As we look to Q4, we see a clear path to achieving our goals, but remain mindful of the macroeconomic climate, and therefore, we will keep our hands close to the levers as we manage our business. At this point, I’d like to turn the call over for questions. Operator?

QUESTION AND ANSWER

Operator

(Operator Instructions). Our first question comes from the line of George Notter from Jefferies.

George Notter - Jefferies & Co. - Analyst

Hi. Thanks very much, guys. Can you hear me?

Carl Russo - Calix, Inc. - President, CEO

We can hear you fine, George.

George Notter - Jefferies & Co. - Analyst

Great. Okay. Thanks. Hi. Look, I guess I want to ask about the deferred revenue number coming in. You mentioned there was a project that was shipped in ‘08 that you’re taking revenue for now. Exactly how much revenue do you take through the P&L, and how much came off of the deferred revenue line? And I guess, if memory serves, at one point, the idea was that could be either a Q3 or a Q4 deal. I guess it was pulled into Q3. Is there any residual, then, for Q4, from rev-rec perspective that continues to flow through? I mean, any more flavor for that would be great.

Kelyn Brannon - Calix, Inc. - EVP, CFO

Thanks, George. So, yes, this was a deal that was booked back in Q2 of 2008, and it had always been planned to be recognized in the latter half of 2010. And a portion of that did come in into Q3, approximately $13 million. In addition, it was not — it was product that was not necessarily shipped back in 2008, but it has been — it’s been an ongoing project over the past two years — two and a half years, and so, product has been and services have been shipped during that time. And yes, you are correct. There is residual revenue that is still there that will be recognized in the next quarter or two.

George Notter - Jefferies & Co. - Analyst

Can we get a sense for how much that would be, then, in the next quarter or two? How much is left?

Kelyn Brannon - Calix, Inc. - EVP, CFO

There’s a — there’s still a significant amount that’s still left.

George Notter - Jefferies & Co. - Analyst

Okay. Is — I mean, is it — ? I guess I’m — I mean, is it similar to the revenue you recognized here, then, in Q3 — the $13 million?

Kelyn Brannon - Calix, Inc. - EVP, CFO

It’s slightly smaller than that.

George Notter - Jefferies & Co. - Analyst

I guess I’m just (inaudible - multiple speakers).

Kelyn Brannon - Calix, Inc. - EVP, CFO

It’s still significant.

George Notter - Jefferies & Co. - Analyst

Got it. I guess I was just trying to get a sense for how much of your guidance builds in this ongoing flow from the deferred revenue line into the P&L. Okay. And then, secondly, I wanted to ask about some of the programs you guys have going on from an OSS integration perspective. I mean, Carl, I heard your comments about Frontier and then Century and then Qwest, but I think the key to getting revenue in those places, I think, is getting the OSS integration work done. I know you’ve got a program going on with Frontier and then, a program, also, with Osmine on the Qwest side. What’s the status of those integration jobs? Thanks.

Carl Russo - Calix, Inc. - President, CEO

So, we’ve started down the Osmine path. A small amount of that occurred in Q3. I think maybe, perhaps, the more interesting news — because that’s proceeding according to plan. I think the more interesting news is that during this quarter, Frontier has decided to move off of the Verizon OSS systems, which, you may remember, we had signaled we were going to be investing there as well, albeit, not under Osmine, but under that. And it would appear as if they are intending on accelerating off of those systems, certainly much more rapidly than they had originally stated.

George Notter - Jefferies & Co. - Analyst

Great. So it’s logical to conclude that you could potentially get revenue on the Verizon side of Frontier more quickly. I mean, is that a next quarter opportunity? Two quarters out? I mean, when do you think you could start to see that flow through?

Carl Russo - Calix, Inc. - President, CEO

Well, you’ll have to respect me when I say no comment.

George Notter - Jefferies & Co. - Analyst

Fair enough. Okay. Thanks very much, guys. I’ll pass it along.

Operator

Our next question comes from the line of Blair King from Avondale Partners.

Blair King - Avondale Partners - Analyst

Yes. Hi, guys. Thanks for taking the question. I’ll have just a couple. First, Carl, just broadly, you had mentioned some information around Cox and the press release put out — I think it was this week. If you could talk, maybe, more broadly about how much cable has been a factor of your business in the past, and particularly, as these cable operators start to move down the path of being relatively aggressive on commercial services — if you could talk about what the scope of that opportunity might look like for you guys going forward.

Carl Russo - Calix, Inc. - President, CEO

Yes, I’ll — so, Blair, I appreciate the question. Let me see if I can give you at least some sense for it. It is a small and growing percentage of our business. We have been addressing the cable space now for over three years, and again, we’re addressing it, not because we want to go backwards and build traditional cable CMTS plant, but again, it’s in pursuit of a Unified Access infrastructure and where we think those services are going to fit what we are doing. So, the application will always be constrained by that, if that makes sense.

So these are going to be business services and higher speed applications, which turned out to be, actually, an excellent fit for what we have built and what we are building. So, we see it as a small and growing segment. We see it as something that helps them win business. So, I’m not sure how much more I would characterize it. If you want to ask me some more questions around that for color, I’m happy to try.

Blair King - Avondale Partners - Analyst

No, that’s okay. That actually answers my question pretty well. And then, the last question I have is if you could talk a little bit about the revenue recognition process on the RES 397 contracts and what percentage of your business that you’re getting off of Stimulus is tied to those kinds of contracts and how we should think about that revenue recognition as we move through 2011.

Carl Russo - Calix, Inc. - President, CEO

Yes, it’s a great question. I appreciate your asking it, because this is something that we have spoken about, certainly, since we’ve been public and in the process of going public, that we’ve been cautioning everybody that we think this is going to take longer than people think, that it’s not clear back when what paper it was going to be on. When it became clear to us that we thought it was going to be on our US type paperwork, we missed that, and we had a cautious stance on how much of it would be on 397 or 398 paperwork. Again, 397 is without installation services. 398 — pardon me — 397 is with installation services. 398 is without.

And we have traditional mixes that we have seen from our US contracts that we have done in the past, and obviously, we’ve done many. And we thought maybe those mixes would go forward, but what is becoming clear now is that these folks are up against it for getting these projects installed inside of the windows that they want to get them installed in, and they’re not staffed to do it.

So I guess you could say it’s something that’s pretty logical to see, but we’re now seeing it, where most of these customers are asking for installation services, and remember, ours is a direct model. So, we are seeing a much greater percentage going to 397, or installation services as a part of the contract, than 398, and that’s what we — that’s the noteworthy item.

Blair King - Avondale Partners - Analyst

Okay. So, how should we think about that in terms of revenue recognition, as we move through 2011? And would we also, then, see a fairly steep ballooning of the deferred revenue line as those contracts are starting to filter through?

Carl Russo - Calix, Inc. - President, CEO

Likely, the latter is true, and I think, Kelyn, I’ll ask you to offer some color on this as well. And the one other piece I would tell you is the timing of it is latitude specific. So, the more northern you are, the less is going to happen in the near term, because they’re not even going to put a spade in the ground until the spring. The more southern you are, you may see some of it happening sooner, but again, if it has installation services, it’s not going to get signed off until the entire project is done. Kelyn, do you want to add any color?

Kelyn Brannon - Calix, Inc. - EVP, CFO

So, I think, Blair, just quickly on the 397s, we — you will get revenue when there is customer acceptance, and that means the last screw has been turned, and the last — and the project is complete, and the customer officially signs off. Now, historically, we’ve kind of modeled that to think about it happening over a period of, say, 200 days, but as Carl just stated, what we’re going to see, I think, on these much — the projects are larger. There’s more money involved, and depending on where you’re located in the country and when you start that project, we could see much longer deferred revenue — longer than a 200 day period that we’ve seen historically.

Blair King - Avondale Partners - Analyst

Okay. So, I — is there any way you could tell us how much? Did you see any stimulus revenue in the third quarter? And then, how much of your guide might also include Stimulus revenue?

Kelyn Brannon - Calix, Inc. - EVP, CFO

So, we did see a very, very small amount of —

Carl Russo - Calix, Inc. - President, CEO

Negligible.

Kelyn Brannon - Calix, Inc. - EVP, CFO

Revenue in Q3 from Broadband Stimulus, and I think, when you look at our guidance and us thinking about what we’re seeing now — with the installation services being included, when we thought about our guidance for Q4, we took into consideration that uncertainty around Broadband Stimulus and how it plays within our revenue lines.

Carl Russo - Calix, Inc. - President, CEO

Yes, and, Blair, just one last note. There was a particular customer — I won’t go by name — that I would have bet you a small sum of money would have been on a 398, that, after winning and coming out and selecting, they’ve now indicated that all of it will be on 397. And I’m not saying that’s true for all customers, but this one, in particular, stands out for me, because I would have absolutely bet it would have been 398.

Blair King - Avondale Partners - Analyst

Okay. All right. And then — I don’t know — did you say anything about the fourth quarter guide and how — any Stimulus involved there?

Kelyn Brannon - Calix, Inc. - EVP, CFO

Yes, that’s what I indicated just a second ago is that when we thought about our range for revenue guidance for Q4, we took into consideration this uncertainty around Broadband Stimulus.

Blair King - Avondale Partners - Analyst

Okay. All right. Thank you.

Carl Russo - Calix, Inc. - President, CEO

Thanks, Blair.

Operator

And our next question comes from the line of Ehud Gelblum from Morgan Stanley.

Ehud Gelblum - Morgan Stanley - Analyst

Hi, guys. Thanks. Couple questions. Clearly, this — the deferred revenue that flowed through was a 10% customer, if it was $13 million. Aside from that customer, any other 10% customers and how large were they?

Kelyn Brannon - Calix, Inc. - EVP, CFO

Hi, Ehud. Yes, we had one other customer this quarter, so there were two 10% customers.

Ehud Gelblum - Morgan Stanley - Analyst

And was that the normal one, or was that a new one?

Kelyn Brannon - Calix, Inc. - EVP, CFO

We don’t really comment on that, but I would imagine that it’s the normal one.

Ehud Gelblum - Morgan Stanley - Analyst

Okay. As you look at your guidance for Q4, originally, as you were going public, you had been insinuating that you thought you could get somewhere around $11 million in Broadband Stimulus revenue this year. Considering that it was negligible in Q3, and you didn’t exactly quantify it in Q4, but said you took it into account, I’m guessing you’re going to be under that $11 million. It sounds like other pieces of the business may actually have gotten better than you thought, in order to get to the numbers that you have in your total.

Where — if you had gone back to what you were thinking originally, with respect to Broadband Stimulus, and put that back into either Q3 or Q4, where do you think your Q4 would have ended up, range wise versus where you are now?

Carl Russo - Calix, Inc. - President, CEO

That’s a great question way to put it, Ehud, and as much as I’d like to do it for you, I won’t. However, let me at least go back to the statement that you made, which is, things in large part are probably doing a little bit better, and Broadband Stimulus has clearly been the thing that we’ve all been grappling with that continues from a revenue recognition standpoint to move out and to the right. So your original statement, I think, is one that we would agree with. Forgive me for not quantifying the rest.

Ehud Gelblum - Morgan Stanley - Analyst

Okay. So, it’s fair to say that had Broadband Stimulus — that the delta between whatever you would have thought three and six months ago and whatever you’re posting up right now is Broadband Stimulus offset by improvements in other places.

Carl Russo - Calix, Inc. - President, CEO

I believe that’s a fair statement.

Ehud Gelblum - Morgan Stanley - Analyst

Okay. Dovetailing with that, on your last conference call, you started talking about seasonality. And knowing now that Broadband Stimulus gets involved in this, so you had made the comment that your middle two quarters of the year, somehow, when you add them and divide by something else, you end up with something that’s sort of equal to your Q1 and Q4 on the outer sides of the year. With broadband stimulus not included in that, how do you — how are you looking at — what’s the equation right now that we can look at for the seasonality in the business versus your — in your four quarters?

Carl Russo - Calix, Inc. - President, CEO

It’s still roughly heading that way, albeit, we have a slightly broader range, but it’s still heading back to — I think the phrase we used was more normal seasonality. I don’t think it’s perfectly back to where we would think, but it’s very close.

Ehud Gelblum - Morgan Stanley - Analyst

And what is that seasonality? (inaudible)

Carl Russo - Calix, Inc. - President, CEO

I wouldn’t discourage you from the rough numbers that I gave you before, which is Q2 and Q3 are roughly 50%, and Q1 and Q4 are roughly 50%.

Ehud Gelblum - Morgan Stanley - Analyst

But now we got a little bit skewed because of a stronger Q3 and a possibly weaker Q4.

Carl Russo - Calix, Inc. - President, CEO

That’s correct.

Ehud Gelblum - Morgan Stanley - Analyst

Okay. Question on expenses. You had last quarter said there had been around $2 million in Osmine expenses. R&D was up only $1 million, and, Kelyn, you attributed that $1 million mainly to payroll expenses, not necessarily to Osmine. Does that mean that you did less Osmine this quarter than you thought you were going to?

Kelyn Brannon - Calix, Inc. - EVP, CFO

So, my comments in the script were actually a year ago quarter. If you think about it sequentially, we’re up $1 million — $1.2 million. What’s fair to say out of that is that, looking at the past quarter, the costs associated with Osmine is less than what we had thought, but having said that, the costs associated with prototypes is much ahead of what we thought, and I’d like to hand that over to Carl, so he can give you a little bit more color.

Carl Russo - Calix, Inc. - President, CEO

So, you’re correct on the Osmine piece, Ehud, but Osmine, as you may be familiar, sort of works on a twice yearly gating. We thought it might get started a little bit more from expenses earlier. That being said, it will continue to ramp up and go accordingly.

But the piece that Kelyn just highlighted, which is the prototype piece being up, actually was an acceleration of that, and it was toward the market — the same market. So it’s pointed at that same market, if that makes sense to you. So things are actually moving on good schedule.

Ehud Gelblum - Morgan Stanley - Analyst

So that Osmine customer is giving you enough of a green light that you are prototyping the equipment for them, even though it still has to go through Osmine. Is that —?

Carl Russo - Calix, Inc. - President, CEO

That’s a very interesting statement and one that I think I might agree with.

Ehud Gelblum - Morgan Stanley - Analyst

Okay. And just to clarify on that quickly, so, do you have to tailor make equipment for this customer?

Carl Russo - Calix, Inc. - President, CEO

I’m sorry. Say that again.

Ehud Gelblum - Morgan Stanley - Analyst

Do you have to tailor equipment to this customer? Is that why they have special prototypes?

Carl Russo - Calix, Inc. - President, CEO

No, just a matter of — so, when you — when we say prototype expense, the way we account for — as we bring a product to market, prior to general availability, where prototype expense shows up, as opposed in cost of goods sold. And, Kelyn, you may want to give a few words on that, but in essence, prototype means these are units that are early units that would not go into COGS environment and will be expensed to R&D. Kelyn, do you want to (inaudible)?

Kelyn Brannon - Calix, Inc. - EVP, CFO

That’s perfect. That’s — wow, that’s perfect, Carl.

Carl Russo - Calix, Inc. - President, CEO

I did a financial thing well, Ehud.

Ehud Gelblum - Morgan Stanley - Analyst

You did — beautifully. Last thing and I’ll totally give up the floor here. Kelyn, you at one point had talked about your revenue as broken down into nationals, regionals, and then, kind of a hodgepodge of things that you called MCC. Is there any color you can give on how that breakdown looked this quarter versus last?

Kelyn Brannon - Calix, Inc. - EVP, CFO

No, we really don’t comment on that, but I think it’s suffice to say that all three of our franchises are performing and — performing as we expected and as we planned.

Ehud Gelblum - Morgan Stanley - Analyst

Okay. Appreciate it.

Carl Russo - Calix, Inc. - President, CEO

Thanks, Ehud.

Operator

Our next question comes from the line of Simona Jankowski from Goldman Sachs.

Simona Jankowski - Goldman Sachs - Analyst

Hi. Thank you so much. Carl, you mentioned that you have about 18 wins that you know of so far, and as we track these wins, it seems like, so far, that’s the majority of wins that have been announced by any of the vendors. And I just wanted to get a sense from you of how representative that ratio is, because it is my sense that the ones who are making the decisions earlier, potentially, those who are just deciding to go with the incumbent, and the ones that are more competitive bids will presumably get decided later. So, would you say that’s a fair assumption, and what is your sense of your win rate of those competitive bids?

Carl Russo - Calix, Inc. - President, CEO

So, great question. I would say, look, I think it’s logical to assume that anyone that’s going to go into a competitive situation would take longer to make that decision than someone that was comfortable with their incumbent. Having said that, we’re very comfortable competing in this marketplace. We’re very comfortable with the shift towards fiber and the bids that are going on.

We’re very comfortable with a data point like the E7 being in 17 out of 18 of these, I think, sends a very strong signal as to where the market is going. The E7 is a platform that is optimized for all IP services over Ethernet, over glass, and what is going on in the marketplace. So, yes, I think your question is correctly phrased, and I think we feel very comfortable with our position in the marketplace, vis-à-vis, the product market fit and where customers are going.

Simona Jankowski - Goldman Sachs - Analyst

And I imagine you have a relatively small sample set right now of those situations that are being competitive and decided, but when you look at that set, small as it is, would you say that you’re holding to roughly the 50% share that you have right now, in terms of the 1,000 or so communications service providers in North America? Or would you say you’re kind of batting above or below that?

Carl Russo - Calix, Inc. - President, CEO

So, I can only say that it would be nominal, at this point, and by the way, precisely for the reason that you just said, which is the sample size is relatively small, and I don’t know that there’s enough statistical significance to give you anything other than it feels nominal to us. But we feel very encouraged by what’s going on in the marketplace, where things are going, and again, as they are increasingly, as a percentage of the total, made up of fiber, we think we’re advantaged. But there’s nothing I could guide you to right now that would be statistically significant.

Simona Jankowski - Goldman Sachs - Analyst

Okay. And then, since your announcement for the proposed acquisition of Occam, how has that injected itself into the conversation? Do you feel that is adding a sense of interest in the roadmap, or is that adding a sense of pause or confusion or any kind of concern, as you have your discussions?

Carl Russo - Calix, Inc. - President, CEO

Look, I think any time there’s an acquisition, all of those things occur, but from my perspective, as we’ve had a chance to listen to our customers’ questions — we’ve had two webinars now on the subject. We’ve certainly had a chance to get feedback from folks. We feel very comfortable that both customers and prospects understand exactly what we are doing and why.

Simona Jankowski - Goldman Sachs - Analyst

Right. And then, the other — the last question I had is you had talked about the — that a number of customers have now this quarter started to upgrade to you 7.0 release. I think last time we chatted on this, you said it was still a pretty small percent, as in 1% or less. Are we still talking about a small percent — the low single digits? And also, are you seeing that upgrade have the impact you had expected on your margins, in terms of having a positive impact on your margin mix? Or how is that playing out versus your expectations?

Carl Russo - Calix, Inc. - President, CEO

So, again, let’s draw a curve, which goes up and to the right for a given customer, so, in other words, each individual customer deployment. We’ll first start by bringing it in, testing it, doing the lab trials, doing a first office, and then roll the upgrade. Does that make sense?

Simona Jankowski - Goldman Sachs - Analyst

Yes.

Carl Russo - Calix, Inc. - President, CEO

So, if you keep that curve in mind, what’s happening is the number of customers has gone up significantly from the 1% that we had spoken to before, but it’s still — because they’re all early, it’s not going to have a significant impact on margins yet. We’re counting more what number of customers have deployed and are starting the upgrade process.

Simona Jankowski - Goldman Sachs - Analyst

But as they do ramp, would you say that has a meaningful impact on margins, for example, for calendar 2011, or would that still not be noticeable?

Carl Russo - Calix, Inc. - President, CEO

Sure.

Simona Jankowski - Goldman Sachs - Analyst

I would be?

Carl Russo - Calix, Inc. - President, CEO

Yes, I mean — again, we don’t state individual segments or anything of that nature. We have said, obviously, that we anticipate that the RAP-10GE and 7.0 will have above corporate average margins and that we will see that ramp over time and that just network demand will continue to drive that upgrade cycle. So, for sure, 2011, I suspect, will be a big upgrade year, as will 2012.

Simona Jankowski - Goldman Sachs - Analyst

Terrific. Thank you very much.

Carl Russo - Calix, Inc. - President, CEO

Appreciate it, Simona.

Unidentified Speaker

Hello?

Carl Russo - Calix, Inc. - President, CEO

Nikos?

Nikos Theodosopoulos - UBS - Analyst

Yes.

Carl Russo - Calix, Inc. - President, CEO

How are you? Nobody announced you. Let me announce you. This is Nikos Theodosopoulos, Senior Analyst from UBS.

Nikos Theodosopoulos - UBS - Analyst

Yes, no one announced me either. I just said hello, because I thought the line went dead. Okay.

Carl Russo - Calix, Inc. - President, CEO

Well, feel free to call anytime.

Nikos Theodosopoulos - UBS - Analyst

All right. Well, I’ll just ask a couple questions then. Did you — I didn’t hear it, but did you give a breakdown of the revenues, international, domestic? Can you give that?

Kelyn Brannon - Calix, Inc. - EVP, CFO

No, we did not give a breakdown, and we don’t do that. It will be in the annual and in the Q.

Nikos Theodosopoulos - UBS - Analyst

Okay. Okay, but — okay, so we’ll wait for the Q on that. Okay. All right. And I guess the second question I had was, Carl, a lot of moving parts on this conference call. Sounds like things are progressing better — or I shouldn’t say better, but quicker at Frontier, Broadband Stimulus perhaps getting pushed out a little bit, things at Qwest sound a little bit better.

So, given what you see in all these moving parts, what’s your sense of what type of growth is available to the Company next year? I mean, you’re going to grow north of 20% this year. What’s your sense of what is — with all these moving parts, that’s a reasonable target range for next year?

Carl Russo - Calix, Inc. - President, CEO

I think that’s a great question, Nikos, and again, what we’re trying to do is to at least paint a picture where you can understand the moving parts and what we see as affecting things. I would not change the 20% guidance — certainly, not based upon everything that we’re seeing from an activity standpoint. Let me be clear. We are in full-fledged active mode throughout the markets. That — it’s just the timing of revenue that we wanted to make sure is clearly understood. Otherwise, the market to us feels quite good.

Nikos Theodosopoulos - UBS - Analyst

Okay. All right. I guess we’ll just have to revisit that at the end of the fourth quarter. Fair enough. And on the deferred revenue, are there — in the $25 million or so that you have left, besides the material piece from this customer, are there other big chunks in there tied to individual customers, or would you say what’s remaining in there is more fragmented?

Kelyn Brannon - Calix, Inc. - EVP, CFO

So, there is nothing that I would really highlight in our deferred revenue balance.

Nikos Theodosopoulos - UBS - Analyst

Okay, so is it fair to say that will come down again in the fourth quarter, indicative of this large remaining piece, and then, start building up again, as we go into next year? Is that — given the Stimulus awards and the length of the revenue recognition there, is that a fair way of looking at it?

Kelyn Brannon - Calix, Inc. - EVP, CFO

Possibly. It could come down in the fourth quarter. However, again, I’ve said a couple of times, if we think about our Broadband Stimulus and our kind of revenue — our revenue gauge, as we go through the quarter, it could also start to see that increase, especially if we start to see orders come in, and they’re on 397 paper. So, it’s possible either way. We just — the Broadband Stimulus is really the uncertainty out there.

Carl Russo - Calix, Inc. - President, CEO

But what Nikos just characterized, Kelyn, you would agree, is in the range of possibility?

Kelyn Brannon - Calix, Inc. - EVP, CFO

Yes.

Carl Russo - Calix, Inc. - President, CEO

Okay.

Nikos Theodosopoulos - UBS - Analyst

Okay. And, Carl, have you had a chance to personally speak with some of the key employees, engineers of Occam, and what is your sense of their enthusiasm or lack of enthusiasm or whatever you want to say about being part of Calix?

Carl Russo - Calix, Inc. - President, CEO

So, Nikos, my answer to your question is obviously we have spoken to the executive team, because obviously, in the course of bringing the transaction together, that’s who we’ve interacted with. Beyond that — and the reason we’re not commenting on things, per se, is we are competitors, and until this deal is completely closed, we are going to behave as competitors.

So, not even, as if competitors — we’re behaving as competitors while, at the same time, we are, in a disciplined fashion, being very aggressive about closing the transaction. But until such time, we are competitors, so, no comment.

Nikos Theodosopoulos - UBS - Analyst

Okay. Okay. Fair enough. And just one last financial question. On the gross margin, obviously, it’s fluctuating, and quarter to quarter, with the long-term target being what it is, do you think there would be anything that would bring the gross margin down below 40% in the near term? Are there any other — something in the deferred or some special projects, or do you think it stays above 40% in the fourth quarter?

Kelyn Brannon - Calix, Inc. - EVP, CFO

So, the only thing I would say to that is that the thing that’s going to throw this around on a quarter by quarter basis is customer and product mix.

Carl Russo - Calix, Inc. - President, CEO

I mean, it could happen, but I think, obviously, as you’re watching the margins, if you look backwards and just sort of chart them, obviously, we’re becoming more and more comfortable with the margins staying above 40 points, Nikos.

Nikos Theodosopoulos - UBS - Analyst

Okay. Great. Thank you.

Carl Russo - Calix, Inc. - President, CEO

Thank you. Sorry about the lack of introduction.

Operator

(Operator Instructions). Our next question comes from the line of Todd Koffman from Raymond James.

Todd Koffman - Raymond James & Associates - Analyst

Thank you very much. Carl, you made some comments about Frontier, with regard to the $4.2 million lines, and they’ve been a customer. And then, I noticed that Frontier did some sort of like community bus tour, making people aware of the investment they’re doing with a competitor. So I was wondering, with regard to the lines that have yet to be upgraded to broadband, specifically, how is it likely to shake out, since you made some sort of general comments, but there wasn’t a lot of specificity there.

Carl Russo - Calix, Inc. - President, CEO

Yes, and Todd, I would love to give you more specificity, but I’m going to ask you to unfortunately just respect me when I say no comment. I think at next quarterly conference call, we will probably be able to come back with more specificity, but at this time, no comment.

Todd Koffman - Raymond James & Associates - Analyst

Thank you.

Operator

And, ladies and gentlemen, that concludes the Q&A portion of our presentation. I would like to turn the call back over to Mr. — to — I’m sorry, to Calix President and CEO, Carl Russo. Sir?

Carl Russo - Calix, Inc. - President, CEO

Thank you very much, Operator. As there are no further questions, we’ll look forward to seeing you at next quarterly conference call, after another 91 days of crisp execution. Thanks very much.

Operator

Ladies and gentlemen, thank you for your participation in today’s conference. This concludes our presentation. You may now disconnect, and enjoy the rest of your day.

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Additional Information and Where You Can Find It

Calix will file a Registration Statement on Form S-4 containing a proxy statement/prospectus and other documents concerning the proposed acquisition with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the proxy statement/prospectus when it becomes available and other relevant documents filed with the SEC because they will contain important information. Security holders may obtain a free copy of the proxy statement/prospectus (when it is available) and other documents filed by Calix and Occam Networks with the SEC at the SEC’s web site at http://www.sec.gov. The proxy statement/prospectus and other documents may also be obtained for free by contacting Calix Investor Relations by e-mail at Carolyn.Bass@Calix.com, by telephone at 415-445-3232 or by mail at Investor Relations, Calix, Inc., 1035 N. McDowell Blvd., Petaluma, CA 94954 or by contacting Occam Networks Investor Relations by e-mail at ir@occamnetworks.com, by telephone at 805-692-2957, or by mail at Occam Networks Investor Relations, 6868 Cortona Drive, Santa Barbara, CA 93117.

Participants in the Acquisition of Occam Networks

Calix, Occam Networks, certain of their respective directors, executive officers, members of management and employees may, under the rules of the SEC, be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding certain of these persons and their beneficial ownership of Calix common stock as of December 31, 2009 is also set forth in the prospectus filed by Calix on March 24, 2010 with the SEC. This document is available free of charge at the SEC’s web site at www.sec.gov or by going to Calix’s Investor Relations page on its corporate website at www.Calix.com. Information concerning Occam Networks’ directors and executive officers is set forth in Occam Networks’ proxy statement for its 2010 Annual Meeting of Stockholders, which was filed with the SEC on April 8, 2010.

This document is available free of charge at the SEC’s website at www.sec.gov or by going to Occam Networks’ Investor Relations page on its corporate web site at www.Occam.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Calix stockholders or Occam Networks stockholders generally will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Forward-Looking Statements

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. These statements can be identified by the words, “believes,” “views,” “expects,” “projects,” “hopes,” “could,” “will,” “intends,” “should,” “estimate,” “would,” “may,” “anticipates,” “plans” and other similar words. These statements are based on management’s current expectations, estimates, forecasts, projections and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

The forward-looking statements contained in this document include statements about the future business and financial performance of the Company and expectations of revenue, gross margins, stock based compensation and earnings per share, conditions to closing and the timing of closing the acquisition; acquisition related costs; future financial position and operating results after the acquisition; benefits of the acquisition to stockholders and customers; the ability to accelerate customers’ success through a broader portfolio of deployment options and enhanced alignment with customers; the ability of the Company to accelerate its Unified Access vision by speeding product innovation and expanding its Unified Access portfolio; the ability of the combined organization to increase its global presence; and the size of the combined organization’s customer base.

These statements are not guarantees of future performance, involve risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if Occam Networks does not receive required stockholder approval or the parties fail to satisfy other conditions to closing, the transaction may not be consummated. In any forward-looking statement in which Calix expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the Occam Networks stockholders to approve the proposed acquisition; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of Calix and Occam Networks generally, including those set forth in the filings of Calix with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Calix’s prospectus filed with the SEC on March 24, 2010 and its quarterly reports on Form 10-Q, Occam Networks’ annual reports on Form 10-K and quarterly reports on Form 10-Q, each of Calix’s and Occam Networks’ current reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date hereof. Calix and Occam Networks are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.